

16012121

ES
}E COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8-28569 53615

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Interactive Brokers Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Brody 203-618-5806
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) New York (City) New York (State) 10112-0015 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Paul J. Brody, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Interactive Brokers Corp. (the "Company") for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

Director
Title

State of Connecticut

County of Fairfield ss. Greenwich

On this the 26th day of February, 2016, before me, Douglas Madonia, the undersigned officer, personally appeared Paul J. Brody, known to me to be the person whose name is subscribed to the within instrument and acknowledged that he executed the same for the purposes therein contained.

In witness whereof I hereunto set my hand.



Signature of Notary Public
Date Commission Expires: 6/30/19

DOUGLAS A. MADONIA
Notary Public, State of Connecticut
My Commission Expires June 30, 2019

INTERACTIVE BROKERS CORP.
(SEC I.D. No. 8-53615)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

INTERACTIVE BROKERS CORP.

TABLE OF CONTENTS



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Interactive Brokers Corp.
Greenwich, CT

We have audited the accompanying statement of financial condition of Interactive Brokers Corp. (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Interactive Brokers Corp. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2016

INTERACTIVE BROKERS CORP.

Statement of Financial Condition

As of December 31, 2015

(Dollars in thousands)

Assets		
Cash	$	15,838
Receivables from affiliates		1,724
Property and equipment, net		1,695
Other assets		1,348
Total assets	$	20,605
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	2,451
Payables to affiliates		2,877
		5,328
Stockholder's equity		
Common stock, $0.01 par value per share		-
Additional paid-in capital		7,291
Retained earnings		7,986
Total stockholder's equity		15,277
Total liabilities and stockholder's equity	$	20,605

See accompanying notes to the financial statements.

1. Organization and Nature of Business

Interactive Brokers Corp. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and of the National Futures Association ("NFA").

The Company is a member of the Chicago Board Options Exchange and executes options transactions for its affiliates, Interactive Brokers LLC ("IB LLC") and Timber Hill LLC ("TH LLC"), on an agency basis. The Company also provides technical co-location services to these affiliates.

The Company is wholly owned by IB Exchange Corp., which is wholly owned and consolidated by IBG LLC, (the "Parent"), a Connecticut limited liability company. The Company has several affiliates which are also majority owned by the Parent. The Parent and its subsidiaries, including the Company, are consolidated by Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded U.S. corporation.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and has been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in this statement of financial condition and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include the useful lives of property and equipment, compensation accruals, and current and deferred income taxes.

Fair Value

At December 31, 2015, other than property and equipment and deferred tax assets, substantially all of the Company's assets and liabilities were carried at amounts that approximate fair value.

Cash

Cash consist of deposits with banks. At December 31, 2015, cash was held at one major financial institution. Cash on deposit exceeds federal insurance limits.

(Dollars in thousands, except share data, unless otherwise noted)

2. Significant Accounting Policies (continued)

Property and Equipment

Property and equipment consists of purchased technology hardware and software, and office furniture and equipment.

Property and equipment are recorded at historical cost, less accumulated depreciation. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the asset, computer equipment is depreciated over three to five years, and office furniture and equipment are depreciated over five to seven years.

Stock-Based Compensation

The Company follows FASB ASC Topic 718, "Compensation - Stock Compensation" ("ASC Topic 718"), to account for its employees participation in IBG, Inc.'s stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the financial statements using a fair value-based method. Grants, which are denominated in U.S. dollars, are communicated to employees in the year of grant, thereby establishing the fair value of each grant. The fair value of awards granted to employees are generally expensed as follows: 50% in the year of grant in recognition of plan forfeiture provisions (as described below) and the remaining 50% over the related vesting period utilizing the "graded vesting" method permitted under ASC Topic 718. In the case of "retirement eligible" employees (those employees older than 59), 100% of awards are expensed when granted.

Awards granted under stock-based compensation plans are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested awards previously granted.

2. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes" ("ASC Topic 740"). The Company's income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws (Note 10) and reflect management's best assessment of estimated future taxes to be paid. The Company is subject to income taxes in the U.S.

Deferred income tax assets and liabilities arise from temporary differences between the tax and financial statement recognition of the underlying assets and liabilities. In evaluating the ability to recover deferred tax assets within the jurisdiction from which they arise, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies, and results of recent operations. In projecting future taxable income, historical results are adjusted for changes in accounting policies and incorporate assumptions including the amount of future state, federal and pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax-planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates the Company is using to manage the underlying businesses. In evaluating the objective evidence that historical results provide, three years of cumulative operating income (loss) are considered.

The Company recognizes that a tax benefit from an uncertain tax position only when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits. A tax position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement.

The Company records tax liabilities in accordance with ASC Topic 740 and adjusts these liabilities when management's judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in payments that are different from the current estimates of these tax liabilities.

(Dollars in thousands, except share data, unless otherwise noted)

2. Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

Following is a summary of recently issued FASB Accounting Standards Updates ("ASUs") that have affected or may affect the Company's statement of financial condition:

ASU	Affects	Status
ASU 2014-15	*Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure* of Uncertainties about an Entity's Ability to Continue as a Going Concern.	Effective for the annual period ending after December 15, 2016.
ASU 2015-14	*Revenue from Contracts with Customers (Topic 606)*: Deferral of the Effective Date.	Effective for annual reporting periods beginning after December 15, 2017.
ASU 2016-01	*Financial Instruments - Overall (Subtopic 825-10)*: Recognition and Measurement of Financial Assets and Financial Liabilities.	Effective for fiscal years beginning after December 15, 2017.

Adoption of those ASUs that became effective during 2015 and 2016, prior to the issuance of the Company's statement of financial condition, did not have a material effect on this statement of financial condition.

3. Trading Activities and Related Risks

The Company's trading activities are comprised of providing securities brokerage services. Brokerage activities expose the Company to credit risks. These risks are managed in accordance with established risk management policies and procedures adopted by the Company. Management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;
- defined risk management policies and procedures supported by a rigorous analytic framework; and
- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

(Dollars in thousands, except share data, unless otherwise noted)

3. Trading Activities and Related Risks (continued)

Market Risk

The Company is exposed to market risk arising from foreign currency exchange rate fluctuations. The Company manages this risk by monitoring its exposure to foreign currency and using spot (i.e. cash) currency transactions as needed to reduce such exposure.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Such risks are deemed to be immaterial to the Company's business activities.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its brokerage and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. The Company's exposure to credit risk is deemed to be immaterial.

4. Financial Assets and Financial Liabilities

Financial Assets and Liabilities Not Measured at Fair Value

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition. The following table excludes all non-financial assets and liabilities.

	As of December 31, 2015				
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial Assets, not measured at fair value					
Cash	$ 15,838	$ 15,838	$ 15,838		
Receivables from affiliates	1,724	1,724		1,724	
Total financial assets, not measured at fair value	$ 17,562	$ 17,562	$ 15,838	$ 1,724	$ -
Financial Liabilities, not measured at fair value					
Payables to affiliates	$ 2,877	$ 2,877		$ 2,877	
Total financial liabilities, not measured at fair value	$ 2,877	$ 2,877	$ -	$ 2,877	$ -

(Dollars in thousands, except share data, unless otherwise noted)

5. Property and Equipment

At December 31, 2015, property and equipment consisted of:

Computer equipment	$	2,240
Computer software		27
Office furniture and equipment		32
		2,299
Less - accumulated depreciation		(604)
Property and equipment, net	$	1,695

6. Commitments, Contingencies and Guarantees

Litigation

The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, "Contingencies." As of December 31, 2015, no reserves for potential losses related to litigation matters were deemed necessary.

Leases

The Company, through its affiliates, has non-cancelable operating leases covering office space. The office space leases are subject to escalation clauses based on specified costs incurred by the respective landlords and contain renewal elections. As of December 31, 2015, the Company's share of the related minimum annual lease commitments totaled $999, as follows:

2016	$	331
2017		340
2018		298
2019 and thereafter		30
Total commitments for minimum payments under operating leases	$	999

(Dollars in thousands, except share data, unless otherwise noted)

7. Related Party Transactions

The Company's related party transactions are mainly with IBG LLC, and some of its affiliates, IB LLC and TH LLC. All related party transactions have been executed under arm's length conditions.

In the normal course of business, the Company executes trades in securities options for and on behalf of IB LLC and TH LLC.

Pursuant to various service fee arrangements, the Company receives services from the Parent and affiliates, including administrative, consulting and other services. The related payables are included in payables to affiliates in the statement of financial condition.

Affiliate brokerage transaction receivables and payables are reported gross. Other affiliate receivables and payables including administrative, consulting and service fees and advances are reported net by affiliate.

Included in the statement of financial condition are the following amounts with related parties at December 31, 2015.

Receivables from affiliates	$	1,724
Payables to affiliates	$	2,877

8. Defined Contribution Plan

The Company offers to employees who have met minimum service requirements the opportunity to participate in the Parent's 401(k) Plan, a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. This plan provides for the Company to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

9. Employee Incentive Plan

2007 Stock Incentive Plan

Under IBG, Inc.'s 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 30 million shares of IBG, Inc.'s common stock may be granted and issued to directors, officers, employees, contractors and consultants of the Parent and its subsidiaries, including the Company. The purpose of the Stock Incentive Plan is to promote the Company's long-term financial success by attracting, retaining and rewarding eligible participants.

9. Employee Incentive Plan (continued)

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine the eligibility to participate in the Stock Incentive Plan and establishes the terms and conditions of the stock awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of restricted IBG, Inc.'s common stock. Stock Incentive Plan awards are subject to issuance over time and may be forfeited upon the participant's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

IBG, Inc. is expected to continue to grant awards on or about December 31 of each year to eligible participants, including employees of the Company, as part of an overall plan of equity compensation. Shares of IBG, Inc.'s common stock vest, and become distributable to participants in accordance with the following schedule:

- 10% on the first vesting date, which is on or about May 9 of each year; and
- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with the Company and compliance with non-competition and other applicable covenants.

Estimated future grants under the Stock Incentive Plan are being accrued for ratably during each year. In accordance with the vesting schedule, outstanding awards vest and are distributed to participants once each year on or about May 9 of each year. At the end of each year, there are no vested awards that remain undistributed.

(Dollars in thousands, except share data, unless otherwise noted)

9. Employee Incentive Plan (continued)

The following summarizes the Stock Incentive Plan activity for the period from January 1, 2015 through December 31, 2015:

	Stock Incentive Plan ("SIP") (Shares)	Intrinsic Value of SIP Shares which Vested and were Distributed ($ millions) [1]
Balance, January 1, 2015	181,598	
Granted	21,278	
Forfeited	(2,185)	
Distributed	(48,573)	$ 1.7
Balance, December 31, 2015	152,118	

[1] Intrinsic value of SIP shares distributed represents the compensation value reported to the participants.

Awards granted under the stock plans are subject to forfeiture in the event a participant ceases employment with the Company. The stock plans provide that participants who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the participant is over the age of 59, in which case the participant would be eligible to receive 100% of unvested awards previously granted. Distributions of remaining awards granted on or before January 1, 2009 to former participants will occur within 90 days of the anniversary of the termination of employment date over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. Distributions of remaining awards granted on or after January 1, 2010 to former participants will occur over the remaining vesting schedule applicable to each grant. Through December 31, 2015, a total of 16,380 shares have been distributed under these post-employment provisions.

10. Income Taxes

The Company's deferred tax assets of $661, which are included in other assets in the statement of financial condition as of December 31, 2015, are related to deferred compensation.

As of December 31, 2015, the Company had no unrecognized tax liabilities as defined under ASC Topic 740 and no valuation allowances on deferred tax assets were required.

The Company is subject to taxation in the U.S. and various state jurisdictions. As of December 31, 2015, the Company's tax years for 2012 through 2014 are subject to examination by the respective tax authorities.

(Dollars in thousands, except share data, unless otherwise noted)

11. Net Capital Requirements

As a broker-dealer registered with the SEC and NFA, the Company is subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements and requires that the ratio of aggregate indebtedness to net capital, both as defined in the rule, shall not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $10,458, which was $10,107 in excess of required net capital of $351, and a ratio of aggregate indebtedness to net capital of 0.50 to 1.

12. Subsequent Events

As required by FASB Topic ASC 855, “Subsequent Events,” the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition was issued. No recordable or disclosable events, not otherwise reported in this statement of financial condition or the notes thereto, occurred.

* * * * * *

INTERACTIVE BROKERS CORP.

EXEMPTION REPORT

Interactive Brokers Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period of January 1, 2015 to December 31, 2015.

Interactive Brokers Corp.

I, Paul Brody, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:______________________

Title: Director

February 26, 2016



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Interactive Brokers Corp.
Greenwich, CT

We have reviewed management's statements, included in the accompanying Interactive Brokers Corp. Exemption Report, in which (1) Interactive Brokers Corp. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2016

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders of
Interactive Brokers Corp.
Greenwich, CT

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Interactive Brokers Corp. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. Interactive Brokers Corp.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting the revenue amounts on Form SIPC-7 are $1.561 million greater than audited Form X-17A-5
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 26, 2016